787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

February 27, 2012

VIA EDGAR

Bo J. Howell, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Credit Suisse High Yield Bond Fund

Post-Effective Amendment No. 2 to Registration Statement on Form N-2

Filed on February 3, 2012

Securities Act File No. 333-176860; Investment Company Act File No. 811-8777

Dear Mr. Howell:

This letter responds to comments on the above-referenced Post-Effective Amendment (the “Amendment”) that you provided in a telephone conversation with the undersigned on February 24, 2012.

For your convenience, the substance of your comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

Comment No. 1:                                                            In the section entitled “Financial Statements” in the Statement of Additional Information, please reference the amended Form N-CSR filed on January 18, 2012 in which the Fund’s 2011 Annual Report was included.

Response:                                                                                                 The requested change has been made.

Comment No. 2:                                                            Please confirm that an updated executed opinion of counsel as to the legality of the shares to be issued in connection with a take-down of shares will be filed if the current opinion is viewed as being out of date. In addition, please disclose the possibility of the Fund’s shares being assessable as a result of Section 3.8 of the Declaration of Trust.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Response:                                                                                        The Fund will include an updated executed opinion of counsel as to the legality of the shares to be issued with a take-down of shares if the current opinion on file is viewed as being out of date.  In the “Description of Shares” section of the prospectus, the Fund has added the following disclosure relating to the possibility of the Fund’s shares being assessable: “The Trustees shall have the power, as frequently as they may determine, to cause each shareholder to pay directly, in advance or arrears, for charges of distribution, of the custodian or transfer, shareholder servicing or similar agent, a pro rata amount as defined from time to time by the Trustees, by setting off such charges due from such shareholder from declared but unpaid dividends or distributions owed such shareholder and/or by reducing the number of shares in the account of such shareholder by that number of full and/or fractional shares which represents the outstanding amount of such charges due from such shareholder.”

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Very truly yours,

/s/ Elliot J. Gluck
Elliot J. Gluck

cc:	Joanne Doldo, Credit Suisse Asset Management, LLC
Rose F. DiMartino, Willkie Farr & Gallagher LLP